

June 8, 2021

SSR MINING ANNOUNCES US$200 MILLION SENIOR
SECURED REVOLVING CREDIT FACILITY

DENVER, CO - SSR Mining Inc. (NASDAQ/TSX: SSRM, ASX:SSR) ("SSR Mining" or "the Company") announced today that it has amended its existing undrawn revolving credit facility (the "Facility") on favorable terms, increasing the Facility size from US$75 million to US$200 million. The new Facility includes an upsized accordion feature from US$25 million to US$100 million and the term of the Facility has been extended by 4 years to June 8, 2025.

Amounts that are borrowed under the Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.00% to 3.00%, determined based on the Company's net leverage ratio and amounts drawn from the Facility. All debts, liabilities and obligations under the Facility are guaranteed by the Company's material North American subsidiaries and secured by assets of the Company, certain of the material subsidiaries, and the pledges of material subsidiaries. The Facility may be used by the Company for working capital, reclamation bonding and other general corporate purposes.

CIBC acted as the Sole Lead Arranger, Sole Bookrunner and as Administrative Agent in connection with the amended Credit Facility, with Bank of Montreal and The Bank of Nova Scotia acting as Co-Syndication Agents. The other syndicate lenders include Royal Bank of Canada and ING Capital LLC.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts:
F. Edward Farid, Executive Vice President, Chief Corporate Development Officer
SSR Mining Inc.
E-Mail: invest@ssrmining.com
Phone: +1 (888) 338-0046 or +1 (604) 689-3846

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